Description of Securities

Tradeshow Products, Inc.'s authorized capital stock consists of 70,000,000 shares of a single class of common stock, having a $0.001 par value per share and 5,000,000 shares of single class preferred stock, having a $0.001 par value per share.

The holders of Tradeshow Products, Inc.'s common and preferred stock:

1. Have equal ratable rights to dividends from funds legally available therefore, when, as and if declared by Tradeshow Products, Inc.'s Board of Directors;

2. Are entitled to share ratably in all of Tradeshow Products, Inc.'s assets available for distribution to holders of common stock upon liquidation, dissolution or winding up of Tradeshow Products, Inc.'s affairs;

3. Do not have preemptive, subscription or conversion rights and there are no redemption or sinking fund provisions or rights; and

4. Are entitled to one vote per share on all matters on which stockholders may vote.

Non-Cumulative Voting

Holders of shares of Tradeshow Products, Inc.'s common and preferred stock do not have cumulative voting rights, which means that the holders of more than 50% of the outstanding shares, voting for the election of directors, can elect all of the directors to be elected, if they so choose, and, in such event, the holders of the remaining shares will not be able to elect any of Tradeshow Products, Inc.'s directors.

Cash Dividends

As of the date of this Prospectus, Tradeshow Products, Inc. has not paid any cash dividends to stockholders.  The declaration of any future cash dividend will be at the discretion of Tradeshow Products, Inc.'s board of directors and will depend upon earnings, if any, capital requirements and financial position, general economic conditions, and other pertinent conditions.  It is the present intention of Tradeshow Products, Inc. not to pay any cash dividends in the foreseeable future, but rather to reinvest earnings, if any, into it's business operations.